September 20, 2024

Shangzhao Hong
Chief Executive Officer
Creative Global Technology Holdings Ltd
Unit 03, 22/F, Westin Centre
26 Hung To Road, Kwun Tong
Kowloon, Hong Kong

       Re: Creative Global Technology Holdings Ltd
           Amendment No. 13 to Registration Statement on Form F-1
           Filed September 11, 2024
           File No. 333-273329
Dear Shangzhao Hong:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 15, 2024 letter.

Amendment No. 13 to Registration Statement on Form F-1, Filed September 11,
2024
General

1. Please refer to the Selling Shareholders Plan of Distribution section on page Alt-4. We note your disclosure that a selling shareholder may use any one or more methods which include "purchases by a broker-dealer as principal and resale by the broker-
       dealer for its account" and that "[t]o the extent required,... the name of the Selling
       Shareholder, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus." Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring
 September 20, 2024
Page 2

       a post-effective amendment. Refer to your undertaking provided pursuant to Item
       512(a)(1)(iii) of Regulation S-K. Lastly, please revise the Selling Shareholder Plan of
       Distribution section accordingly.
       Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Lan Lou